Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     OPTI Canada Announces Year End 2008 Results

     TSX: OPC

     CALGARY, Feb. 25 /CNW/ - OPTI Canada Inc. (OPTI) announced today the
Company's financial and operating results for the year ended December 31,
2008.
     The Long Lake Project (the Project) is the first to use OPTI's integrated
OrCrude(TM) process. Our proprietary process is designed to substantially reduce operating costs compared to other oil sands projects while producing a high quality, sweet synthetic crude. We are also advancing future phases of growth via a multi-stage expansion strategy to reach 126,000 barrels per day
(bbl/d) of Premium Sweet Crude (PSC(TM)) production capacity net to OPTI.

     <<
     Key recent developments include the:

     -   Production of first PSC(TM), the highest quality synthetic crude to come from Canada's oil sands. Syngas is being produced in the
         Upgrader and used in the steam assisted gravity drainage (SAGD)
         operations to significantly reduce operating costs. The operations team is actively working to stabilize production, which is expected to ramp-up to approximately 58,500 bbl/d of PSC(TM) (21,000 bbl/d net to OPTI) in 2010;

     -   Maintenance of an outstanding safety record throughout 2008 as commissioning and start-up activities were completed on the Long Lake
         Upgrader; and

     -   Sale of a 15 percent working interest in our joint venture to our partner, Nexen Inc. (Nexen), for $735 million. Effective January 1,
         2009, OPTI retains a 35 percent working interest in the joint venture assets, future phase reserves and resources, and future phases of development.
     >>

     "While commodity and financial markets continue to be challenging, we are pleased to have achieved key milestones early in 2009," said Sid Dykstra,
President and Chief Executive Officer. "With first production of on-spec
PSC(TM) a few weeks ago we demonstrated our technology works. In addition, with the closing of the working interest sale we have significantly enhanced our liquidity while retaining a substantial stake in a world class asset."

     <<
     FINANCIAL SUMMARY
     -------------------------------------------------------------------------
     In millions                                  Years ended December 31
     -------------------------------------------------------------------------
                                             2008          2007          2006
     -------------------------------------------------------------------------
     Earnings (loss)                     $   (257)(1)  $     (9)     $    (10)
     Total oil sands expenditures(2)          775           961         1,056
     Working capital (deficiency)(3)          (25)          271           554
     Shareholders' equity                $  1,556      $  1,816      $  1,444
     Common shares outstanding (basic)      195.9(4)      195.4         172.7
     -------------------------------------------------------------------------

     Notes:
     (1) Includes $392 million pre-tax asset impairment provision related to working interest sale to Nexen.
     (2) Capital expenditures related to Phase 1 and future phase development.
         Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
     (3) Includes current portion of interest reserve account where applicable and amounts due in June 2009 in relation to our $150 million revolving debt facility. This $150 million facility was repaid and cancelled in January 2009.
     (4) Common shares outstanding at the end of 2008 after giving effect to the exercise of common share options would be approximately
         203 million common shares.
     >>

     OVERVIEW

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of the Long Lake Project (the
Project), consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) bitumen production integrated with an upgrading facility. The
Upgrader uses the OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC(TM)) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC(TM) to sell at a price similar to West
Texas Intermediate (WTI) crude oil. The Project is being operated in a joint venture with Nexen Inc.

     PROJECT STATUS

     First production of PSC(TM) from the Long Lake Project was achieved in
January 2009. Preparation is underway to transition gasifier feed from vacuum residue to ashphaltenes, the final step in Upgrader commissioning. Synthesis gas from the Upgrader has been used in SAGD operations, decreasing operating costs by reducing the requirement for purchased third-party natural gas.
During the initial operating period, we expect periods of downtime but anticipate that the stability of operations will continue to improve. The
Upgrader is currently gasifying but not producing PSC(TM) due to issues with water supply and treating but is expected to resume production in the near future. Essentially all of the PSC(TM) produced to date has been used as diluent.
     During the final commissioning phase, prior to the operation of the solvent deasphalting and thermal cracking units, there is a high percentage of diluent that feeds the Upgrader and continues to the hydrocracker, forming part of the PSC(TM) stream. We have produced over 20,000 bbl/d (gross) of on-spec PSC(TM), with between 10,000 and 12,000 bbl/d (gross) of this representing upgraded bitumen. The remainder represents diluent processed through the Upgrader. The percentage of diluent in the Upgrader feed will decrease as bitumen production increases.
     We expect Upgrader capacity during ramp-up will be capable of processing all of the forecasted SAGD volumes and we expect the Project to reach full capacity of approximately 58,500 bbl/d of PSC(TM) and other products in 12 to
18 months.
     The reservoir continues to perform as expected given the amount of steam we have injected. However, SAGD ramp-up has been affected by a variety of surface issues that have limited the amount of steam we have been able to inject into the reservoir over the past few months due to power disruptions, extreme cold weather, and water temperature and treating issues. Since steam injection rates directly impact bitumen production rates, and the ability to generate steam is currently limited, bitumen production is lower than previously expected. Solutions are being developed to place more heat into the front end of the steaming process to supplement the heat returns from the reservoir. Given steaming constraints, allocation of steam was necessary and accordingly only 32 of 81 well pairs are presently in production mode. January bitumen production averaged approximately 13,000 bbl/d (gross). As steam capacity increases, the remaining wells will be brought on-stream.

     ADVANCING FUTURE PHASES

     Our capital program for 2009 includes funds allocated to advance detailed engineering on the SAGD and Upgrader facilities for Phase 2 of the Project and also includes funds for additional core hole drilling to further delineate our nearer-term development leases.
     Regulatory approval for Phases 2 and 3 of SAGD development at Long Lake
(Long Lake South) was received in February 2009. Phase 2 sanctioning will depend on multiple factors including initial performance of Phase 1, receiving regulatory approval for Phase 2 SAGD operations, receiving clarity on proposed climate change regulations, developing cost estimates and an improved economic environment. We therefore do not expect to consider sanctioning Phase 2 until mid-2010 at the earliest.

     COMPLETION OF ASSET SALE AND DEBT FACILITY AMENDMENT

     On January 27, 2009, OPTI announced that we had completed the sale of a
15 percent working interest in our joint venture assets to our partner Nexen for $735 million. Effective January 1, 2009 , OPTI has a 35 percent working interest in all joint venture assets, including Phase 1 of the Project, all future phase reserves and resources, and future phases of development.
     As a result of the asset sale, our revolving debt facilities were amended on January 27, 2009. Significant changes include:

     <<
     -   $150 million revolving credit facility was repaid and cancelled;

     -   $500 million revolving credit facility was reduced to $350 million, a total of approximately $400 million was repaid through February 17,
         2009, and applicable interest rates were increased by approximately
         2 to 4 percent depending on our debt ratings;

     -   First lien to earnings before interest, tax, depreciation and amortization (EBITDA) covenant commences in the third quarter of 2009 with a maximum ratio 2.5:1 as defined in Note 10 to the audited financial statements for the year ended December 31, 2008 (previously the first quarter of 2009 and a ratio of 3.5:1);

     -   Debt to capitalization ratio was increased to 70 percent from
         65 percent, also as defined in Note 10 to the audited financial statements for the year ended December 31, 2008; and

     -   The Canadian measurement of our U.S.-dollar-denominated debt was changed from a period-end exchange rate to an average rate for the preceding quarter.
     >>

     CORPORATE UPDATE

     OPTI's management team is transitioning as a result of the asset sale to
Nexen. David Halford, Chief Financial Officer, Mary Bulmer, VP Human Resources
and Corporate Services, and Peter Duda, VP Operations will be leaving to pursue other business opportunities. They will remain with OPTI for various periods to continue to facilitate the transition.
     Travis Beatty has been appointed Vice President, Finance and Chief
Financial Officer of OPTI effective March 1, 2009. Mr. Beatty joined OPTI in
2002 as Controller and since then has also held the roles of Treasurer and
Director, Planning. Mr. Beatty is a Chartered Accountant and a Chartered
Financial Analyst, and holds a B.Comm from the University of Calgary.
     Al Smith has been appointed Vice President, Marketing effective March 1,
2009. Mr. Smith joined OPTI in 2006 as Director, Marketing. Mr. Smith is a professional engineer in Alberta and is a member of both APEGGA and APEGBC. He holds a B.A.Sc. in Chemical Engineering from the University of Waterloo.
     Going forward, OPTI's senior management team will consist of: Sid
Dykstra, President and Chief Executive Officer; Travis Beatty, VP Finance and
CFO; Joe Bradford, VP Legal and Administration and Corporate Secretary; Bill
King, VP Development; and Al Smith, VP Marketing.

     RESERVES AND RESOURCES

     OPTI has a significant presence in the Athabasca oil sands, with a 35 percent interest in over 385 sections of land on three leases: Long Lake,
Leismer and Cottonwood. We believe our existing lands will support approximately 360,000 bbl/d of PSC(TM) production (126,000 bbl/d net to OPTI)
from six phases including Long Lake Phase 1. Based on reserve and resource estimates, we believe there is potential for three phases at Long Lake, two phases at Leismer and one at Cottonwood. With a limited delineation program in the 2007/2008 winter drilling season, total reserve and resource volumes did not change significantly.

     <<
     Reserves
     --------
     >>
     McDaniel & Associates (McDaniel), our reserves and resources evaluator, has prepared a report evaluating the bitumen reserves and synthetic oil reserves of the Long Lake leases effective December 31, 2008. Due to the advanced nature of our Long Lake Phase 2 project, previously recognized
Contingent Resources are now booked as probable and possible reserves.
     For 2008, McDaniel has also recognized probable and possible reserves associated with lands outside the Phase 2 initial development area to include certain lands pertaining to Phase 3 development. This is due, in part, to the inclusion of Phase 3 lands in the Long Lake South Environmental Impact
Assessment, requisite levels of delineation being met on the Phase 3 lands, as well as McDaniels' confidence in the development of these lands now that Phase
1 is commercial.
     The McDaniel evaluation of our lands recognizes the impact of upgrading on the resources. Most of the raw bitumen will be upgraded and sold as PSC(TM)
and butane, and is shown as synthetic crude oil or butane reserves. Bitumen was sold prior to Upgrader start-up, is planned to be sold during periods of
Upgrader downtime, and is shown as bitumen reserves.
     The following table shows OPTI's 50 percent working interest in the raw bitumen reserves and the corresponding sales volumes at December 31, 2008, prior to taking account of the sale of the 15 percent working interest.

     <<
     2008 (prior to the sale of the 15 percent working interest)
     -------------------------------------------------------------------------
                                            Raw       Gross Sales Volumes
                                        Bitumen       -------------------
     -------------------------------------------------------------------------
     All volumes are millions of barrels           PSC(TM)  Bitumen    Butane
     -------------------------------------------------------------------------
     Proven(1)                              278       210        16         8
     -------------------------------------------------------------------------
     Proven plus probable(2)              1,054       827        22        32
     -------------------------------------------------------------------------
     Proven plus probable plus
      possible(3)                         1,148       902        22        34
     -------------------------------------------------------------------------

     The following table shows OPTI's 35 percent working interest in the raw bitumen reserves and the corresponding sales volumes as at December 31, 2008 after taking account of the sale of the 15 percent working interest.

     2008 (subsequent to the sale of the 15 percent working interest)
     -------------------------------------------------------------------------
                                            Raw       Gross Sales Volumes
                                        Bitumen       -------------------
     -------------------------------------------------------------------------
     All volumes are millions of barrels           PSC(TM)  Bitumen    Butane
     -------------------------------------------------------------------------
     Proven(1)                              194       147        11         6
     -------------------------------------------------------------------------
     Proven plus probable(2)                738       579        15        22
     -------------------------------------------------------------------------
     Proven plus probable plus
      possible(3)                           803       632        15        24
     -------------------------------------------------------------------------

     Notes to both reserve tables:
     (1) Proven reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proven reserves.
     (2) Probable reserves are those additional reserves that are less certain to be recovered than proven reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proven plus probable reserves.
     (3) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the remaining quantities actually recovered will be greater than the sum of proven plus probable plus possible reserves.

     Resources
     ---------
     In addition to estimating our reserves, McDaniel has estimated bitumen resources on all of OPTI's lands including the Long Lake, Leismer and
Cottonwood leases. A summary of the additional resource estimates as at
December 31, 2008, on a 50 percent working interest basis prior to taking into account the 15 percent working interest sale, is shown below:

     2008 (prior to the sale of the 15 percent working interest)
     -------------------------------------------------------------------------
     All volumes are millions of barrels                        Raw Bitumen(1)
     -------------------------------------------------------------------------
     Remainder of Long Lake leases(2)                                     363
     -------------------------------------------------------------------------
     Leismer(2)                                                           954
     -------------------------------------------------------------------------
     Cottonwood(3)                                                        717
                                                                          ---
     -------------------------------------------------------------------------
     Total                                                              2,033
                                                                        -----
     -------------------------------------------------------------------------

     The following table shows OPTI's 35 percent working interest in the additional resource estimates after taking account of the sale of the 15 percent working interest.

     2008 (subsequent to the sale of the 15 percent working interest)
     -------------------------------------------------------------------------
     All volumes are millions of barrels                        Raw Bitumen(1)
     -------------------------------------------------------------------------
     Remainder of Long Lake leases(2)                                     254
     -------------------------------------------------------------------------
     Leismer(2)                                                           668
     -------------------------------------------------------------------------
     Cottonwood(3)                                                        502
                                                                          ---
     -------------------------------------------------------------------------
     Total                                                              1,424
                                                                        -----
     -------------------------------------------------------------------------

     Notes to both resource tables:
     (1) These estimates represent the "best estimate" of our resources, are not classified or recognized as reserves, and are in addition to our disclosed reserve volumes. These resource estimates are categorized primarily as Contingent Resources, with some categorized as
         Prospective Resources. See Notes 2 and 3 below.
         Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known
         accumulations using established technology or technology under development, but which are not currently considered to be
         commercially recoverable due to one or more contingencies.
         Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as Contingent Resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. There is no certainty that it will be commercially viable to produce any portion of the Contingent
         Resources.
         Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.
         Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.
     (2) The resource estimates for Leismer and Long Lake are categorized as
         Contingent Resources. These volumes are classified as resources rather than reserves primarily due to less delineation and the absence of regulatory approvals, detailed design estimates and near-term development plans.
     (3) The resource estimate for Cottonwood is categorized as both
         Contingent and Prospective Resources. The estimate of 717 million barrels prior to the sale of the 15 percent working interest would be comprised of 274 MMbbl of Contingent Resources and 443 MMbbl of
         Prospective Resources. After taking account for the sale of the
         15 percent working interest, the estimate of 502 million barrels is comprised of 192 MMbbl of Contingent Resources and 310 MMbbl of
         Prospective Resources. These Contingent Resource volumes are classified as resources rather than reserves primarily due to less delineation; the absence of regulatory approvals, detailed design estimates and near-term development plans; and less certainty of the economic viability of their recovery. In addition to those factors that result in Contingent Resources being classified as such,
         Prospective Resources are classified as such due to the absence of proximate delineation drilling.
     >>

     NETBACKS

     We provide a financial outlook of our estimated netback for Phase 1 of the Project that was last updated in our third quarter MD&A dated October 28,
2008. The netback calculation shown below is consistent with this most recent update and includes our estimates of revenue, royalties, operating costs and
General and Administrative (G&A) expenses per barrel of product sold.
     This financial outlook is intended to provide investors with a measure of the ability of our Project to generate netbacks assuming full production capacity. We believe that the ability of the Project to generate cash to fund interest payments and future phases of development is a key advantage of our
Project and important to our investors. The netback measure is the most appropriate financial gauge to demonstrate this ability as corporate costs, interest, and other non-cash items are excluded from the calculation. The financial outlook may not be suitable for other purposes. Netbacks generated by our Project are expected to be lower than shown in this outlook in the years following start-up due to the lower production volumes during ramp-up and an initially higher steam-to-oil ratio (SOR). The netback calculation as presented is a non-GAAP measure. The closest GAAP measure to the netback calculation is cash flow from operations. However, cash flow from operations includes many other corporate items that affect cash and are independent of the operations of the Project.
     The actual netbacks achieved by the Project could differ materially from these estimates. The material risk factors that we have identified toward achieving these netbacks are as outlined in the Forward-Looking Information section of this document and in our 2007 Annual Information Form (AIF). In particular; the SAGD and Long Lake Upgrader facilities may not operate as planned; the operating costs of the Project may vary considerably during the operating period; our results of operations will depend upon the prevailing prices of oil and natural gas in the worldwide market and those prices can fluctuate substantially; we will be subject to foreign currency exchange fluctuation exposure; and our operating cash flows will be directly affected by the applicable royalty regime relating to our business. The key assumptions relating to the netback estimate are set out in the notes beneath the table.

     <<
     Estimated Future Project Netbacks(1)
           ------------------------------------------------------------
            In CDN$/bbl                      Post-payout    Pre-payout
           ------------------------------------------------------------
                                                   $/bbl         $/bbl
                                                   -----         -----
            Revenue(1,2)                        $  86.33      $  86.33
            Royalties and G&A(3)                   (8.43)        (3.84)
            Operating costs(4)
              Natural gas(5)                       (3.90)        (3.90)
              Other variable(6)                    (2.76)        (2.76)
              Fixed                               (12.82)       (12.82)
              Property taxes and insurance(7)      (3.55)        (3.55)
           ------------------------------------------------------------
            Netback                             $  54.87      $  59.46
           ------------------------------------------------------------

     Notes:
     (1) The per barrel amounts are based on the expected yield for the
         Project of 57,700 bbl/d of PSC(TM) and 800 bbl/d of butane, and assume that the Upgrader will have an on-stream factor of 96 percent.
         These numbers are cash costs only and do not reflect non-cash charges. See "Forward-Looking Statements."
     (2) For purposes of this projection, we assume a WTI price of US$75/bbl, foreign exchange rates of CDN$1.00 to US$0.85 and an electricity sales price of $106 per megawatt hour. Revenue includes sale of
         PSC(TM), bitumen, butane and electricity.
     (3) Royalties are calculated based on a light/heavy differential of
         30 percent of WTI. We anticipate payout for royalty purposes to occur in approximately 2022 based on the assumptions noted.
     (4) Costs are in 2009 dollars.
     (5) Natural gas costs are based on our long-term estimate for a SOR of
         3.0.
     (6) Includes approximately $1.00/bbl for greenhouse gas mitigation costs based on an approximate average 20 percent reduction of CO(2)
         emissions at a cost of $20 per tonne of CO(2).
     (7) Property taxes are based on expected mill rates for 2009.
     >>

     Sustaining capital costs required to maintain production at design rates of capacity are estimated to be approximately $8 to $9 per barrel of PSC(TM), assuming full design rate production adjusted for long-term on-stream expectations. The netbacks as shown are prior to abandonment and reclamation costs. We do not include these costs due to the long-term nature of our assets.

     CAPITAL EXPENDITURES

     Our financial condition to date has been affected primarily by capital expenditures in connection with the construction, commissioning and start-up of the Project, related financings and the capital expenditures associated with the development of future phases.
     The Project is essentially complete as of December 31, 2008. The remaining capital costs relate to the completion of the steam expansion project, expected in 2009, and the ash processing unit in the following year.
The cost to complete these two projects is approximately $45 million net to
OPTI.
     The table below identifies historical expenditures incurred by us in relation to the Project, other oil sands activities and other capital expenditures.

     <<
     -------------------------------------------------------------------------
                                           Year ended  Year ended  Year ended
     In millions                                 2008        2007        2006
     -------------------------------------------------------------------------
     Long Lake Project - Phase 1
       Upgrader                              $    282    $    529    $    476
       SAGD                                       195         282         440
       Sustaining capital and
        capitalized operations                    164          54           -
     -------------------------------------------------------------------------
     Total Long Lake Project                      641         865         916
     Other oil sands activities                   134          96         140
     -------------------------------------------------------------------------
     Total oil sands expenditures                 775         961       1,056
     Capitalized interest                         177         130          47
     Other capital expenditures                    35          17           6
     Realized gain on foreign currency
      hedging instruments                        (114)          -           -
     -------------------------------------------------------------------------
     Total cash expenditures                      875       1,108       1,109
     Non-cash capital charges                     309        (212)         66
     -------------------------------------------------------------------------
     Total capital expenditures              $  1,184    $    896    $  1,175
     -------------------------------------------------------------------------
     >>

     For the year ended December 31, 2008, we incurred capital expenditures of
$1,184 million. Phase 1 expenditures related to Upgrader and SAGD were primarily related to the completion of construction, commissioning and start-up of the Upgrader, and ongoing construction of the steam expansion project. Sustaining capital in 2008 related primarily to the installation of electric submersible pumps on some of our wells and engineering and resource delineation for future Phase 1 well pads.
     For the year, our share of the net SAGD operations was a net cost of $101 million. The SAGD operating results during the year were comprised of Premium
Synthetic Heavy (PSH) sales of $268 million, power sales of $19 million, operating costs of $141 million, diluent and feedstock volumes consumed costs of $236 million and transportation costs of $11 million. These operating results reflect early stage SAGD operations and relatively low production volumes during the second half of 2008. During the three months ended
September 30, 2008, our net SAGD operating results resulted in a cost of $5 million. During the three months ended December 31, 2008, our net SAGD operating results resulted in a cost of $96 million. The fourth quarter net operations costs were due in part to natural gas purchases of $22 million and diluent purchases of $70 million; with the start-up of the Upgrader in January
2009, these costs will largely be avoided. Continuing challenges with SAGD surface equipment also kept volumes relatively low in the quarter. As a result of the timing of certain of our purchases and light heavy spreads during the fourth quarter, our diluent costs approximated our revenue from PSH. We will not have exposure to bitumen blend revenue or diluent costs in periods when the Upgrader is in normal operation.
     The expenditures of $134 million for other oil sands activities during the year related to engineering costs and resource delineation for future phases. This was comprised primarily of $56 million related to engineering and regulatory work, $55 million related to core hole delineation and seismic costs associated with future phases of development and $7 million in contract cancellation costs related to a reduction in the scope of our 2008/2009 winter drilling program.
     Capitalized interest includes interest of $160 million on our senior secured notes (Notes) and $17 million with respect to our revolving credit facilities. The other capital expenditures of $36 million in the period related primarily to $21 million on corporate assets and $15 million for costs associated with the working interest sale to Nexen. Partially offsetting these costs is a realized gain of $114 million related to our foreign currency contracts.
     The $309 million of non-cash capital charges related primarily to a $373 million capitalized translation loss with respect to the re-measurement of our
U.S.-dollar-denominated long-term debt, cash and interest reserve account, and a charge of $25 million for capitalized future taxes. The $373 million translation loss was primarily the result of the translation to Canadian dollars of our $1,750 million U.S.-dollar-denominated debt, due to a change in the exchange rate from CDN$0.99 to US$1.00 at the end of 2007 to CDN$1.22 to
US$1.00 at the end of 2008. The translation loss was partially offset by realized gains of $114 million and unrealized gains of $91 million on forward exchange hedging instruments.

     <<
     RESULTS OF OPERATIONS
     Year Ended December 31, 2008
     ----------------------------

     -------------------------------------------------------------------------
     In millions                                 2008        2007        2006
     -------------------------------------------------------------------------
     Interest income                         $      6    $     13    $     10

     Impairment related to asset sale             392           -           -
     General and administrative                    18          14          10
     Amortization and accretion                     6           2          22
     Financing charges                              1          12           -
     Realized loss (gain) on commodity
      contracts                                    (2)          -           -
     Unrealized loss (gain) on commodity
      contracts                                   (67)          4           -
     Future tax expense (recovery)                (85)         (9)        (12)
     -------------------------------------------------------------------------
     >>

     (x) Interest Income

     For the year ended December 31, 2008 interest income decreased to $6 million from $13 million in 2007. The decrease was due to a decline in average cash and cash equivalent balances as well as lower interest rates on investments.

     <<
     Expenses, gains and losses
     --------------------------

     (x) Impairment Related to Asset Sale
     >>

     To consider impairment as of December 31, 2008, assets were grouped into categories of depreciable assets, resource assets and unproved properties based on the nature of the asset and an assessment of its depreciation basis.
Each asset type was assessed individually for impairment.
     We allocated the sales proceeds to each asset type based on an estimate of fair value. The sales proceeds allocated to depreciable assets were lower than the book value of the asset; as a result, an impairment before taxes of
$392 million was recorded in 2008. The sales proceeds allocated to resource assets did not alter the depletion rate by greater than 20 percent and, as a result, no gain or loss was recorded. The sales proceeds for resource assets will be recorded as a reduction to book value as of completion of the sale in
2009. The sales proceeds for unproved properties will be recorded as a reduction to book value as of completion of the sale in 2009. All of the
Company's remaining assets were subject to a ceiling test and cost recovery test which concluded no further impairment existed. The ceiling test is described in Note 2 of the financial statements.
     With respect to the assets sold and the related impairment, there were a number of business conditions which led to the sale and the impairment. These factors include: restricted access to capital for OPTI as well as potential purchasers of our assets; relatively low and declining commodity prices during the second half of 2008; relatively low SAGD production volumes and delayed start-up of the Upgrader. We expect that as these conditions improve, the fair value of our assets will also increase.

     (x) General and Administrative

     For the year ended December 31, 2008, G&A expenses increased to $18 million from $14 million in 2007. The increase for 2008 is due to higher levels of corporate staffing.

     (x) Amortization and Accretion

     For the year ended December 31, 2008, amortization and accretion expenses were $6 million compared to $2 million in 2007. For 2008, the expense was primarily related to an increase in the amortization of corporate assets.

     (x) Financing Charges

     For the year ended December 31, 2008, financing charges were $1 million compared to $12 million in 2007. Financing charges relate to the new $150 million revolving debt facility established in June 2008 and to the issuance of US$750 million in senior secured notes in 2007. Our policy is to expense financing costs as incurred.

     (x) Realized Gain on Commodity Contracts

     For the year ended December 31, 2008, we had a realized gain of $2 million related to our US$50/bbl commodity puts.

     (x) Unrealized Loss (Gain) on Commodity Contracts

     For the year ended December 31, 2008, we had a gain of $67 million compared to a loss of $4 million in 2007. The gain in 2008 was due to an increase in the fair value of our commodity contracts put in place for 2009 production. During 2008, spot prices for WTI decreased from approximately
US$92/bbl at the beginning of the year to approximately US$41/bbl at year-end.

     (x) Future Tax Expense (Recovery)

     Future tax expense for the year ended December 31, 2008 is a recovery of
$85 million compared with $9 million in the corresponding period of 2007. The recovery of future taxes in 2008 was primarily due to a reduction in book value associated with the impairment of assets and the realized cross currency swap gains, offset by future tax implications of foreign exchange movements and flow-through share renunciations.

     (x) Foreign Exchange Hedging Instruments

     OPTI is exposed to foreign exchange rate risk on our
U.S.-dollar-denominated debt. To partially mitigate this exposure, we have entered into US$875 million of foreign exchange forwards to manage our exposure to repayment risk on our U.S.-dollar-denominated long-term debt. The forward contracts provide for the purchase of U.S. dollars and the sale of
Canadian dollars at a rate of approximately CDN$1.17 to US$1.00 with an expiry in April 2010. With respect to our U.S.-dollar-denominated debt, we believe that these forward contracts provide protection against a decline in the value of the Canadian dollar below CDN$1.17 to US$1.00 on a portion of our debt. The period-end value of the forwards is an asset of $32 million. As noted under
"Liquidity", the value of these derivatives affects our debt covenants as the value of these contracts is included in the measurement of our debt for covenant purposes.
     During 2008, the fair value adjustment for each of these contracts at the end of each contract period is capitalized to property plant and equipment as the underlying debt instrument was used to fund development of our Project.
The value of the currency derivatives increased from the inception of the contracts due to a weakening Canadian dollar as compared to the U.S. dollar.
During the year ended December 31, 2008, we had a realized gain of $114 million.

     <<
     SELECTED ANNUAL Information

     -------------------------------------------------------------------------
     In millions
     (except per share amounts)                  2008        2007        2006
     -------------------------------------------------------------------------
     Interest income                         $      6    $     13    $     10
     Net loss                                    (257)         (9)        (10)
     Net loss per share, basic and diluted      (1.31)      (0.05)      (0.06)
     Total assets                               4,558       3,837       3,374
     Total long-term liabilities                2,656       1,831       1,773
     -------------------------------------------------------------------------
     >>

     The amount of interest income in each year is primarily the result of cash and cash equivalents available for investment. The amount of cash in each year is influenced by the size and timing of financing activities, as well as capital expenditures related to project development. The net loss has been influenced by increasing general and administrative expenses as well as fluctuations in future tax recoveries. Amortization expense increased significantly in 2007 as a result of the expensing of pre-financing costs associated with the cancellation of various credit facilities, thereby increasing the net loss for the year. During 2008, we recorded a before tax impairment of assets as a result of our working interest sale of $392 million and a total future tax recovery of $85 million. Our total assets have been increasing continuously as a result of expenditures on the Project and future phase development, offset by the asset impairment at December 31, 2008.
Increases in long-term financial liabilities are a result of a weaker Canadian dollar increasing the measurement amount of our U.S.-dollar-denominated debt and borrowings under our revolving credit facilities.

     <<
     Summary Financial Information
     -------------------------------------------------------------------------
                                                           2008
     In millions                       ---------------------------------------
     (except per share amounts)              Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Interest income                     $    2    $    1    $    1    $    2

     Net earnings (loss)                   (250)        3        (8)       (2)

     Earnings (loss) per share,
      basic and diluted                   (1.27)     0.02     (0.04)    (0.01)
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                           2007
     In millions                       ---------------------------------------
     (except per share amounts)              Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Interest income                     $    3    $    3    $    2    $    5

     Net earnings (loss)                      6       (13)       (2)        -

     Earnings (loss) per share,
      basic and diluted                    0.03     (0.07)    (0.01)        -
     -------------------------------------------------------------------------
     >>

     Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investment during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period. Earnings have been influenced by fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense. In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings.
During the second quarter of 2008, we had a $6 million loss on commodity contracts that increased our loss during the period. During the fourth quarter of 2008, we had a pre-tax asset impairment for accounting purposes related to our working interest sale of $392 million and a future tax expense recovery, primarily related to this impairment, of $85 million.

     SHARE CAPITAL

     At January 31, 2009, OPTI had 195,929,526 common shares and 7,150,116 common share options outstanding. The common share options have a weighted average exercise price of $13.14 per share. At January 31, 2009, OPTI's fully diluted shares outstanding were 203,079,642.
     Effective November 2008, 5,991,000 common share warrants with an exercise price of $14.75 per share expired without being exercised. Effective June
2008, $202 million of call obligations with an exercise price of $2.20 per share expired without being exercised.

     <<
     LIQUIDITY AND CAPITAL RESOURCES

     Liquidity
     ---------
     >>

     For the year ended December 31, 2008, cash used by operating activities was $7 million, cash provided by financing activities was $651 million and cash used in investing activities was $747 million. These changes, combined with a gain on our U.S.-dollar-denominated cash of $9 million, resulted in a decrease in cash and cash equivalents during the year of $93 million.
     During 2008 we funded our capital expenditures and ongoing start-up activities from existing working capital and borrowings under our credit facilities. In 2009, sales proceeds from the working interest sale to Nexen, operating cash flow and availability under our revolving credit facilities are expected to fund our capital expenditures.
     After completion of the working interest sale to Nexen, the Company will have cash and unused credit facilities of approximately $450 million. In order to continue to access the revolving credit facility, we are required to meet a first lien to EBITDA covenant commencing in the third quarter of 2009. The most significant risk to us not achieving this covenant is lower than expected bitumen production and associated PSC(TM) sales. Commodity pricing is a less significant risk in 2009 as a substantial portion of our production is hedged.
We have hedged 6,000 bbl/d at a net price of approximately US$76/bbl, which is a substantial portion of our expected 2009 PSC(TM) sales volume. An additional
500 bbl/d of 2009 production is hedged with a US$77/bbl swap (risks associated with our hedging instruments are discussed in more detail under "Financial
Instruments", below). If we have lower than expected SAGD production or lower
PSC(TM) sales, we may have to repay amounts outstanding under the revolving credit facility or may be prevented from further borrowings. The majority of our operating costs and interest costs are fixed. Aside from changes in the price of natural gas, our costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties, which increase at WTI prices higher than $55/bbl.
     We have semi-annual interest payments of US$71 million in June and
December of each year until maturity of the Notes in 2014. Also, we estimate our share of capital expenditures required to sustain production of Phase 1 at or near planned capacity for the Project will be approximately $60 million per year for the next five years. We expect to fund these payments from operating cash flow and from existing financial resources.
     A significant portion of our capital budget for 2009 has been pre-funded.
As part of the working interest sale to Nexen, we provided $85 million to
Nexen in January to be applied against our working interest share of the 2009 joint venture capital budget of $114 million net to OPTI. On a gross basis, the budget is $325 million of which approximately $200 million relates to sustaining capital including the completion of an additional well pad, $100 million relates to Phase 2 engineering and $25 million relates to future phases and resource development.
     Recent developments in capital markets have restricted our access to new debt and equity. Although our current financial resources are considered sufficient for the next 12 to 24 months, further deterioration of commodity prices, delays in ramp-up of SAGD production, or operating issues with the
SAGD or Upgrader operations could result in additional funding requirements earlier than we have estimated. Should the Company require such funding, it may be difficult to obtain such financing on reasonable terms.
     If Phase 2 is sanctioned, which is not currently scheduled for consideration prior to mid-2010, we expect possible future capital requirements in excess of operating cash flows. Unless we have stable operations at or near capacity for the Project and high commodity prices, such external financing requirements would be significant. We expect that these financing requirements will come at a higher cost and contain more restrictions than the financings completed to date by OPTI. Current market conditions would not support such a financing requirement so some improvement will be required in order to support such development. In addition, our joint venture partner may evaluate the economics of future phases differently than we do and will likely have a different evaluation of the ability to fund this development. As a result, Nexen may decide to proceed with development of future phases, which may result in OPTI having to reduce our working interest in such future phases.
     Our debt facilities contain a number of provisions that serve to limit the amount of debt we may incur. With respect to our revolving credit facility, the key maintenance covenants are with respect to debt to capitalization and the ratio of debt outstanding under the revolving credit facility to EBITDA. Maintenance covenants are important as they are ongoing conditions that must be satisfied to provide continued access to the revolving credit facility.
     The first lien to EBITDA covenant, as amended in January 2009, is measured quarterly and requires that this ratio is lower than 2.5:1 commencing for the quarter ended September 30, 2009. The first three measurements of
EBITDA for this covenant will annualize EBITDA as measured from July 1, 2009, to the end of the applicable covenant period. Thereafter, EBITDA will be based on a trailing four quarters. Realized cash gains on commodity contracts, such as our existing puts and forwards, are included in EBITDA for the purposes of the covenant. If we are unable to generate sufficient EBITDA, we may be required to repay all or a portion of amounts outstanding under that facility or be unable to make additional borrowings under the revolving credit facility prior to the end of a covenant quarter or will be required to request and obtain approval for a waiver from our lenders under the facility.
     The covenant as amended in January 2009 for debt to capitalization requires that we do not exceed a ratio of 70 percent as calculated on a quarterly basis. The covenant is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivatives issued in connection with the debt that may be outstanding. At December 31, 2008, this means that our debt would be reduced by the value of our foreign exchange forward in the amount of $32 million.
With respect to U.S.-dollar-denominated debt, for purposes of the debt to capitalization ratio, the debt is translated to Canadian dollars based on the average exchange rate for the quarter. The debt to capitalization is therefore influenced by the variability in the measurement of the foreign exchange forward, which is subject to mark to market variability and average foreign exchange rate changes during the quarter.
     In respect of new borrowings under the $350 million revolving credit facility prior to reaching completion of the Project, we are required to have sufficient funds (including cash and undrawn revolver) to fund our share of remaining Project costs.
     With respect to our senior secured notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time.
This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent. Based on our 2008 reserve report, as adjusted for our new working interest in the joint venture, we have sufficient capacity under this test to incur additional debt beyond our existing $350 million revolving credit facility and existing senior secured notes. Other leverage factors, such as debt to capitalization and total debt to EBITDA, are expected to be more constraining than this limitation.

     <<
     Capital Resources
     -----------------
     >>

     Our long-term debt currently consists of US$1,750 million of senior secured notes and a $350 million revolving credit facility. At February 17,
2009, we have approximately $280 million of cash on hand and have drawn $87 million on our $350 million revolving credit facility.
     At December 31, 2008, our cash resources included cash of $217 million.
Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. At December 31, 2008, $486 million had been drawn on the $500 million revolving credit facility and $146 million had been drawn on the $150 million revolving credit facility. As of February
17, 2009, after using proceeds from the working interest sale to Nexen to fund a partial pay-down, $87 million remained outstanding on the $350 million revolving credit facility and our $150 million revolving credit facility had been repaid and cancelled. We eliminated the working capital deficiency that existed at December 31, 2008 as a result of the completion of the working interest sale to Nexen on January 27, 2009.

     CREDIT RATINGS

     OPTI, OPTI's revolving credit facility and OPTI's Notes are currently rated by Moody's Investor Service (Moody's) and Standard and Poors (S&P).
Please refer to the table below for the respective ratings.

     <<
     Type of Security                        Moody's           S&P
     ----------------                        -------           ---
     OPTI Corporate Rating                   B1                B+
     Revolving Credit Facility               Ba3               BB
     8.25% Notes                             B2                BB
     7.875% Notes                            B2                BB
     >>

     The Moody's ratings have been under review for potential downgrade by
Moody's since November 2008. The S&P ratings have been on credit watch with negative implications since November 2008.
     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     Commitments for contracts and purchase orders at December 31, 2008, related to project development are $22 million based on a working interest of
50 percent.
     During the 12 months ended December 31, 2008, our long-term debt increased by $486 million due to borrowings under our $500 million revolving credit facility and the short-term portion increased by $146 million due to borrowings on our $150 million revolving credit facility.
     The following table shows our contractual obligations and commitments related to financial liabilities at December 31, 2008. This table is prior to the January 2009 working interest sale to Nexen, which would reduce payments under our capital leases, operating leases and contracts and purchase orders by 30 percent.

     <<
     -------------------------------------------------------------------------
     In millions                                                         2014
                                 less than  181-365     2010-    2012-     or
                           Total  181 days     days     2011     2013   later
                           ----- ---------  -------     -----    -----  -----
     -------------------------------------------------------------------------
     Accounts payable
      and accrued
      liabilities        $   200  $   195  $     5  $     -  $     -  $     -
     Short-term debt(1)      146      146        -        -        -        -
     Long-term debt
      (Notes)(2)           3,166       86       86      345      345    2,304
     Long-term debt
      (Revolving)(3)         486      136        -      350        -        -
     Capital leases(4)       106        2        3        9        8       84
     Operating leases and
      other commitments(5)   115        6        7       28       29       45
     Contracts and
      purchase orders(6)      22       22        -        -        -        -
     -------------------------------------------------------------------------
     Total commitments  $  4,241  $   593  $   101  $   732  $   382  $ 2,433
     -------------------------------------------------------------------------

     Notes:
         (1) Consists of CDN$146 million of borrowings on our short-term revolving debt facility. This facility was repaid and cancelled in January 2009.
         (2) Consists of US$1,000 million and US$750 million under our Notes.
             Amounts represent scheduled principal and interest payments.
         (3) Consists of $486 million drawn on the revolving credit facility.
             The repayment represents only the required reduction to reduce the facility to $350 million in January 2009 and the final repayment of the facility at its scheduled maturity in 2011. In addition, we are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot be estimated due to the
             revolving nature of the facility and variable interest rates. See
             "Liquidity" section for repayments completed as part of working interest sale.
         (4) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term at a working interest of 50 percent.
         (5) Consists of our share of payments under our product
             transportation agreements with respect to future tolls during the initial contract term at a working interest of 50 percent. This amount also includes our share of future commitments with respect to rail traffic transportation assuming a 50 percent working interest.
         (6) Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities.
     >>

     CONFERENCE CALL

     OPTI Canada Inc. (OPTI) will conduct a conference call at 7:00 a.m.
Mountain Time (9:00 a.m. Eastern Time) on Wednesday, February 25, 2009 to
review the Company's year end 2008 financial and operating results. Sid
Dykstra, President and Chief Executive Officer, and Travis Beatty, Chief
Financial Officer, will host the call. To participate in the conference call, dial:

     <<
                   (800) 732-6179 (North American Toll-Free)
                   (416) 644-3417 (Alternate)
     >>

     Please reference the OPTI Canada conference call with Sid Dykstra when speaking with the Operator.
     A  replay of the call will be available until March 10, 2009, inclusive.
To access the replay, call (416) 640-1917 or (877)-289-8525 and enter passcode
21295303, followed by the pound sign.
     This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay for a period of 30 days. The webcast may alternatively be accessed at:
     http://phx.corporate-ir.net/phoenix.zhtml?p(equal sign)irol-eventDetails&c(equal sign)178509&ev
entID(equal sign)2079761.

     ABOUT OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The upgrader uses the
OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect
PSC(TM) to sell at a price similar to West Texas Intermediate (WTI) crude oil.
The Long Lake Project is being operated in a joint venture with Nexen Inc.
OPTI holds a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

     FORWARD-LOOKING INFORMATION

     Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the Long Lake Project and OPTI's other business prospects, expansion plans and strategies; the cost, development and operation of the
Long Lake Project and OPTI's relationship with Nexen Inc.; OPTI's financial outlook respecting the estimate of the netback for Phase 1 of the Project;
OPTI's anticipated financial condition and liquidity over the next 12 to 24 months; and our estimated future tax liability. Forward-looking information typically contains statements with words such as "intends," "anticipate,"
"estimate," "expect," "potential," "could," "plan" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.
Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things:
market costs and other variables affecting operating costs of the Project; the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks; government regulations and royalty regimes; and the degree of risk that governmental approvals may be delayed or withheld. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to
OPTI's current Annual Information Form (AIF) for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.
     Reserves and Resources Estimates: The estimates of resources and of economically recoverable bitumen reserves contained herein are forward-looking statements. The estimates are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. The estimates contained herein with respect to reserves and resources that may be developed and produced in the future have been based upon volumetric calculations and upon analogy to similar types of reserves and resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves and resources based upon production history will result in variations, which may be material, in the estimated reserves and resources. Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 05:00e 25-FEB-09